
Mailstop 3233

June 7, 2016

<u>Via E-mail</u>
Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the interim period ended March 31, 2016**
> **Filed May 5, 2016**
> **File No. 1-35777**

Dear Mr. Santoro:

We have reviewed your May 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2016 letter.

Form 10-K for fiscal year ended December 31, 2015

Note 12. Fair Value of Financial Instruments

Real Estate Securities Valuation, page 170

1.   We note your response to prior comment 4. We are unable to locate your disclosure detailing the valuation technique(s) and inputs that underlie the quotations used by third-party pricing services and/or brokers in measuring the fair value of your real estate securities categorized within Level 2 and Level 3 in accordance with ASC 820-10-50-

2.bbb. Please confirm to us you will disclose this information in your future periodic filings or tell us how you have met the disclosure requirements.

Form 10-Q for interim period ended March 31, 2016

SpringCastle Transaction, page 9

2.   We note you obtained a controlling financial interest as a result of the SpringCastle Transaction on March 31, 2016, and now consolidate the Consumer Loan Companies. We further note you disclose that the fair value of debt assumed in the SpringCastle Transaction was estimated based on a discounted cash flow model. As your controlling interest was achieved in stages, please tell us how you have met such disclosure requirements of paragraphs 1, 3 and 4 of ASC 805-10-50-2g related to your equity interest in the acquiree, or tell us why such information has not been provided.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
  Commodities